          FOR ADDITIONAL INFORMATION
          Lauri Hanover                    John W. Heilshorn, Jr./Jody Burfening
          Chief Financial Officer          Lippert/Heilshorn &
          Sapiens International            Associates Inc.
          Tel:  +1-877-554-2426            Tel: +1-212- 838-3777
                +972-8-938-2701
          E-mail: lauri.h@sapiens.com      E-mail: jody@lhai.com


             SAPIENS JOINS LEADING FINANCE AND INSURANCE COMPANIES
                           TO CREATE e-BUSINESS FORUM

Research Triangle Park, NC--March 7, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced the successful debut of its bi-annual "Finance and Insurance e-Business Forum." Designed to help organizations' top executives identify and tackle the most critical challenges presented by e-business, Sapiens' first industry-specific conference exceeded all expectations.

The inaugural forum was attended by both business as well as IT senior executives of leading organizations, such as Guardian Financial Services, Liverpool Victoria, Menorah Insurance Company, AON Group, Maestro-Migdal Group, Principal Financial Group and Transamerica. During the 2-day event, lead executives presented and discussed how e-business trends affected their industry and their company's corporate directions. Furthermore, executives were given an opportunity to raise and discuss issues of mutual concern and share information about their experiences during the open-table forums. In addition, a "virtual" on-going forum was introduced on the Internet.

"The forum is extremely useful for sharing ideas in the rapidly changing e-business world," said Kevin Richardson, Director, Responsible for Life and e-Business, Liverpool Victoria, U.K.

"The issues raised during the forum demonstrated that a lot of the insurance companies need to address similar challenges. Open discussion at the forum is a great platform for addressing these issues," added Hillary Fletcher, IT Manager, Guardian Financial Services

"This impressive event surpassed our expectations from the forum. The valuable information we obtained will help us to improve our quality of service significantly in the future", noted Hanoch Benami, Software Manager Life Insurance, Maestro-Migdal Group.

Commenting on the forum, Paul Panovka, Sapiens e-Business Solution Manager, said: "We feel that the forum provides us with a unique opportunity to understand the concerns and issues faced by financial services and insurance companies in the transition to e-business. This will enable Sapiens to provide robust solutions that address these challenges--ensuring everybody wins."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.


                                      ###


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.